Exhibit 3.3.1

AMENDMENT TO THE

BYLAWS OF

NOVASTAR FINANCIAL, INC.

The following amendment to the Bylaws of NovaStar Financial, Inc. was adopted by the Board of Directors on February 7, 2005.

Section 1 of Article 1 of the Bylaws of NovaStar Financial, Inc. is amended to read as follows:

SECTION 1. Annual Meeting. The Corporation shall hold an annual meeting of its stockholders to elect directors and transact any other business within its power, either at 10:00 a.m. on the fourth Tuesday of April in each year if not a legal holiday, or at such time on such day falling on or before the 30th day thereafter as shall be set by the Board of Directors; provided, however, that the 1996 annual meeting shall be held at 10:00 a.m. on October 1, 1996, or at such other time on such other day falling on or before the 30th day thereafter as shall be set by the Board of Directors. Except as the Charter or statute provides otherwise, any business may be considered at an annual meeting without the purpose of the meeting having been specified in the notice. Failure to hold an annual meeting does not invalidate the Corporation’s existence or affect any otherwise valid corporate acts. Meetings of stockholders shall be held at the principal office of the Corporation or at such place in the United States as is set forth from time to time by the Board of Directors.